IAC Holdings, Inc.
555 West 18th Street
New York, NY 10011

June 29, 2020

Via EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             IAC Holdings, Inc.

Registration Statement on Form S-1

File No. 333-239204

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-239204) (the “Registration Statement”) filed by IAC Holdings, Inc. (the “Registrant”) with the U.S. Securities and Exchange Commission on June 16, 2020.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the Registration Statement so that it will be made effective at 4:00 p.m., Washington, D.C. time on July 1, 2020, or as soon thereafter as practicable.

Please contact Andrew J. Nussbaum at (212) 403-1269 or by email at AJNussbaum@wlrk.com or Jenna E. Levine at (212) 403-1172 or by email at JELevine@wlrk.com with any questions you may have concerning this request.  In addition, please contact any of the foregoing when this request for acceleration has been granted.

[Signature Pages Follow]

Very truly yours,

IAC Holdings, Inc.

By:	/s/ Gregg Winiarski
	Name:	Gregg Winiarski
	Title:	Executive Vice President, General Counsel and Secretary

cc:                                Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz
Jenna E. Levine, Wachtell, Lipton, Rosen & Katz